Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

October 18, 2013

VIA EDGAR
John Ganley, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Fort Dearborn Income Securities, Inc.
File No: 811-02319

Dear Mr. Ganley:

On behalf of Fort Dearborn Income Securities, Inc. (the “Fund”), below you will find the Fund’s responses to the comments conveyed by you on October 9 and 10, 2013, with regard to the Fund’s preliminary proxy statement that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2013 (the “Preliminary Proxy Statement”).

For your convenience, your comments are listed below, followed by the Fund’s response.  Any disclosure changes required by these responses are being incorporated into the Fund’s definitive proxy statement to be filed on or about October 22, 2013 (the “Definitive Proxy Statement”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Preliminary Proxy Statement/Definitive Proxy Statement.

1.
Comment: Explain why the Fund is not submitting for ratification or rejection by shareholders the selection of the independent public accountants as required under Section 32(a)(2) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund is in compliance with Rule 32a-4 under the 1940 Act, which exempts the Fund from complying with Section 32(a)(2).

2.
Comment: Where the Proposals to be presented to shareholders are summarized in a list format, such as in the notice to shareholders, consider revising the wording of Proposals 2 through 5 in order to provide a greater level of detail.

Response: The wording of Proposal 2 has been revised to add a reference to the fact that converting the Fund’s fundamental investment policy related to investment grade debt to a non-fundamental policy means that the policy may be amended without shareholder approval in the future.  The Fund declines to change Proposals 3, 4 or 5 because it believes that the wording of such Proposals is consistent with that used by other funds in the industry.

3.	Comment: Given their technical nature, consider moving the second, third and fourth paragraphs on page 1 of the Preliminary Proxy Statement to another section of the proxy statement.

Response: The second, third and fourth paragraphs on page 1 of the Preliminary Proxy Statement have been moved to a new section in the back of the Definitive Proxy Statement entitled, “Voting requirements,” as requested.

4.	Comment: On page 1 of the Preliminary Proxy Statement, revise the last sentence of the second paragraph to elaborate on what is meant by “any adjourned meeting.”

Response: The Definitive Proxy Statement has been revised, as requested.

5.	Comment: In the second sentence of the third paragraph on page 1 of the Preliminary Proxy Statement, add “on your executed proxy card” following the phrase, “[i]f you give no voting instructions.”

Response: The Definitive Proxy Statement has been revised, as requested.

6.	Comment: In the description of broker non-votes on page 1 of the Preliminary Proxy Statement, explain what “shares held in street name” refers to in plain English.

Response: The description of broker non-votes in the Definitive Proxy Statement and the related discussion of shares held in street name has been revised, as requested.

7.	Comment: Discuss the skills and experience of each Board nominee individually.

Response: A discussion of the skills and experience of each individual Board nominee has been added to the Definitive Proxy Statement, as requested.

8.
Comment: In the Director chart on page 3 of the Preliminary Proxy Statement, add “during past 5 years” to the “Other directorships held by nominee” column title or otherwise state that the other directorships listed within the table are those held during the past 5 years.

Response: A reference to “during past 5 years” has been made to the “Other directorships held by nominee” column title in the Director chart in the Definitive Proxy Statement, as requested.

9.
Comment: For the second sentence in the first paragraph in the Introduction to Proposals 2-5 section, identify which Proposals are going to “remove risks” for shareholders and describe any additional risks that could potentially result from the proposed changes.

Response:  The Introduction to Proposals 2-5 section and the individual sections for each Proposal in the Definitive Proxy Statement have been revised to clarify and provide a greater specificity with regard to the rationale for why each Proposal is being presented to shareholders, as well as the related risks. In conjunction with these revisions, the reference to “remov[ing] risk” in the Introduction to Proposals 2-5 section of the Definitive Proxy Statement has been deleted.

10.
Comment: In the second paragraph in the Introduction to Proposals 2-5 section, specify which Proposals are “intended to allow the investment team to better manage the Fund’s earnings to gain more stability in quarterly distributions.”

Response: All of Proposals 2 through 5 are intended to allow the investment team to better manage the Fund’s earnings to gain more stability in quarterly distributions.  Therefore, the Fund believes that the related sentence in the Preliminary Proxy Statement was accurate and has not made any corresponding revisions in the Definitive Proxy Statement.

11.
Comment: Disclose the entire universe of potential risks that could result from the proposed changes to the fundamental investment restrictions, regardless of whether the Advisor intends to pursue the related actions at the current time.

Response: The specific sections for each Proposal have been revised to fully reflect the potential risks that could result from the proposed changes to the fundamental investment restrictions, as requested.

12.	Comment: On pages 8 and 9 of the Preliminary Proxy Statement, consider removing the “Reasons for Proposed Changes” column in the chart showing the Proposals.

Response: The Fund respectfully declines to remove the “Reasons for Proposed Changes” column in the chart showing the Proposals in the Definitive Proxy Statement because it believes that it serves to summarize for shareholders the reasons why the changes to the Fund’s fundamental investment restrictions are being proposed.  However, in an effort to address the Staff’s concerns, the Fund has added the following disclosure immediately following the chart in the Definitive Proxy Statement, to direct shareholders to the related discussion provided:

To better understand the benefits and risks of the proposed changes presented in each Proposal, please see the associated discussion below related to each Proposal.

13.	Comment: Move the last paragraph related to the investment policy’s fundamental designation in the section describing Proposal 2 to make it more prominent within the section.

Response: The paragraph related to the investment policy’s fundamental designation in the section describing Proposal 2 has been moved in the Definitive Proxy Statement, as requested.

14.
Comment: For each of Proposals 3 through 5, identify the entire universe of investments that the proposed changes would allow, including those in which the Advisor does not intend to engage, as well as the related risks.  For example, for Proposal 3, include references to the issuance of preferred debt and leverage and for Proposal 4, include references to futures contracts on physical commodities.

Response: The Definitive Proxy Statement includes descriptions of the entire universe of investments that the proposed changes would allow, including those in which the Advisor does not intend to engage, as well as the related risks for Proposals 3 through 5.

15.	Comment: Separate Proposal 3 related to borrowing and senior securities into two separate proposals.

Response: Proposal 3 has been separated into two separate sub-proposals, as requested.

16.	Comment: Separate the four sub-proposals contained in Proposal 5 into four separate proposals.

Response: Proposal 5 has been separated into four separate sub-proposals, as requested.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions.

Very truly yours,

/s/ Taylor Brody
Taylor Brody

Cc:           Jana Cresswell
Tammie Lee, UBS Global AM
Joe Allessie, UBS Global AM